

David Gold · 2nd

Co-Founder and Chief Executive Officer at Global Health Strategies

New York, New York, United States ·

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500+ connections

1 mutual connection: Jared Meyers

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Global Health Strategies

Boston University School of Law

Experience

Global Health Strategies

18 yrs

Co-Founder and Chief Executive Officer

2014 – Present · 7 yrs

Co-Founder and Principal

2003 – 2014 · 11 yrs

Vice President Policy and Public Sector Support

International AIDS Vaccine Initiative

1997 – 2002 · 5 yrs

Education

Boston University School of Law

State University of New York at Albany

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Received (0) Given (1)



Marcelo Bronstein
Rabbi, Psychotherapist, Mindfulness Facilitator. Helping people to balance life and work.
September 11, 2019, David was a client of Marcelo's

Marcelo is an extraordinary teacher, mentor and coach. He has helped me become a better, more effective leader and live a richer and more meaningful life.

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